EXHIBIT 99.1

TOP Ships Announces Increase in Shareholding by Pistiolis Family to 73% Via Full Conversion of Preferred Shares and Open-Market Purchases Demonstrating the CEO’S Commitment to the Company

ATHENS, Greece, Dec. 07, 2023 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company” or “Top Ships”) (NASDAQ:TOPS), an international owner and operator of modern, fuel efficient “ECO” tanker vessels, announced today that it has issued 2,930,718 common shares pursuant to an exercise notice for the conversion of 100% of the Series E preferred shares held by a trust for the benefit of family members of the Company’s CEO.

Following this issuance, as of the date hereof, the total number of common shares outstanding is 4,626,224, and the CEO together with his family trust owns 3,377,164 common shares, or 73.0% of the outstanding common shares. The common shares issued on conversion of the Series E preferred shares are restricted shares under the Securities Act of 1933, as amended. Along with the shares purchased in the open market by the CEO, these shares have not been registered for resale and may be resold in the open market only pursuant to the volume limitations of Rule 144.

The Company’s CEO said:

“As I have mentioned on various occasions, the recent trading price of our common shares clearly does not reflect the intrinsic value of the Company. I therefore decided, as I have disclosed through recent SEC filings, to acquire a significant shareholding of 446,030 common shares in open-market purchases, thus clearly demonstrating my commitment and support to this company.”

About TOP Ships Inc.

TOP Ships Inc. is an international owner and operator of modern, fuel efficient eco tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

For further information please contact:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org